Exhibit 99.1

QIWI ANNOUNCES UPGRADE TO LEVEL 1 QUOTATION LIST ON MOEX

MOSCOW, RUSSIA – June 5, 2014 – QIWI plc, (NASDAQ: QIWI) (MOEX:QIWI) (“QIWI” or the “Company”) announced today that its American Depository Shares (“ADSs”), which represent class B shares, were transferred to the Listing A Level 1, top quotation list on the Moscow Stock Exchange. The Company’s ADSs were previously traded under quotation list B on the Moscow Stock Exchange. The A Level 1 quotation list has higher requirements for company market capitalization and minimum monthly trading volume. Trading of QIWI shares under the new quotation list will begin on June 6, 2014.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.5 million virtual wallets, over 167,000 kiosks and terminals, and enabled merchants to accept over RUB 49 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy	Varvara Kiseleva
Head of Investor Relations	Investor Relations
+7 499 709 0192	+7 499 709 0192
ir@qiwi.com	ir@qiwi.com